SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 19, 2004
Claude Resources Inc.

(Translation of registrant’s name into English)
200 224 4th Ave. S., Saskatoon SK., S7K 5W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F ☒ Form40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 19, 2004
Claude Resources Inc.

By:	/s/ Val Michasiw

Val Michasiw
Secretary/Treasurer

Attention Business/Financial Editors:
Claude Expands Seabee Mineral Resource

   SASKATOON, Saskatchewan, March 19 /CNW Telbec/ - Following its annual estimation by mine staff and independent review by Dr. David Patrick of A.C.A. Howe International, Claude Resources reports that the Seabee mine's proven and probable mineral reserves have been maintained. Claude is also pleased to announce a significant increase to the mine's inferred mineral resource.

   The Seabee mine's mineral reserves as at February 29, 2004 totaled 674,722 tons grading 7.48 grams per ton Au (gpt). This estimation represents a 2% tonnage increase and a 7% grade reduction over last year's estimation.

   The mine's inferred mineral resources have increased to 1,973,000 tons grading 8.46 gpt. The new mineral resources constitute a 39% increase in tonnage and a 6% increase in grade compared to the previous estimation. This equates to a gain of 172,600 ounces or three years of mill-feed at current production levels, should the Company successfully upgrade these resources to reserves. Historically, Claude has successfully converted more than 100% of its mineral resources into mineral reserves for the past twelve years. Claude's inferred mineral resource assumes continuity of mined lode structures to depths accessible from current or planned infrastructure. The total reported constitutes only 40%, or the "payable" portion, of these veins.

   Elsewhere on its mineral dispositions contiguous to the Seabee mine, Claude is aggressively exploring for additional shear-related, mineralized structures. Exploration expenditures on the Seabee area properties for 2004 are projected to total $1.7 million and will include approximately 20,000 meters of surface diamond drilling. Targets include the West Porky main zone, the mineralized structures associated with the Porky Lake anticline, the East Pine Lake splay and two mineralized structures east of Santoy Lake.

   %SEDAR: 00000498E
   -0-   03/19/2004

   /For further information: Philip E. Olson, Vice-President, Corporate Development, (306) 668-7505 or Renmark Financial Communications:

Edith English, eenglish(at)renmarkfinancial.com; Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Media: Colette Saulnier, csaulnier(at)renmarkfinancial.com; (514) 939-3989; www.renmarkfinancial.com/
    (CRJ. CGR)

CO:   CLAUDE RESOURCES INC.
ST:   Saskatchewan
IN:   MNG PCS
SU:   DSC

CNW 15:00e 19-MAR-04